SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at June 11, 2004

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 11, 2004
* Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.hdgold.com

TASEKO RE-ACQUIRES FARMOUT INTERESTS

June 11, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Taseko Mines Limited (TSX Venture: TKO; OTCBB: TKOCF) announces that Taseko has elected to exercise its call rights under a Farmout and Joint Venture Agreement ("the Farmout Agreement") between Taseko and Northern Dynasty Minerals Ltd. ("Northern Dynasty") and Rockwell Ventures Inc. ("Rockwell"), whereby Northern Dynasty and Rockwell were granted the right to earn a working interest in certain exploration properties held by the Company's wholly owned subsidiary Gibraltar Mines Ltd. and located adjacent to its Gibraltar Mine property in south-central British Columbia. Pursuant to the Farmout Agreement, Northern Dynasty expended $650,000 on exploration and Rockwell incurred $200,000 in exploration expenditures to earn interests in the properties.

The Farmout Agreement provided Taseko with a call right, whereby the Company could acquire the working interest held by each of Northern Dynasty and Rockwell in consideration of the issuance of common shares valued at 110% of the exploration expenditures incurred. Taseko elected to exercise this call right on March 12, 2004, and to reacquire the earn interest will issue 256,272 common shares to Northern Dynasty and 78,853 common shares to Rockwell. These Taseko shares have a deemed value of $2.79 per share.

The closing date of the transaction is June 4, 2004. There is four-month hold period applicable to these shares.

For further details on Taseko Mines Limited, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's Annual Information Form in Canada and its annual filing on Form 20-F with the United States Securities Commission.